January 12, 2009

To:	Mr. Max A. Webb, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

Washington, D.C. 20549

Cc:	Chanda DeLong, Division of Corporation Finance

Re:	International Textile Group, Inc. (File No. 000-23938)

Response to December 31, 2008 Letter from Mr. Max A. Webb regarding Forms 10-K and 10-K/A for fiscal year ended December 31, 2007

______________________________________________________________________________________

Dear Mr. Webb:

We have reviewed all comments contained in the letter dated December 31, 2008, of the staff of the Division of Corporate Finance (the “Staff”) regarding Forms 10-K and 10-K/A for International Textile Group, Inc. (“ITG”) for the fiscal year ended December 31, 2007 filed on April 16, 2008 (10-K/A filed on April 29, 2008). This letter contains our responses to your comments.

The responses and information attached are organized in reference to the numbered items from your letter. In order to ease your review, we have repeated each comment in its entirety.

As requested in your letter, we acknowledge that ITG is responsible for the adequacy and accuracy of the disclosure in the filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and ITG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to ITG’s response to your comments. I will be glad to discuss any questions you may have and provide any additional information you may need. You may contact me at (336) 379-2126, or email me at billy.moore@itg-global.com.

Sincerely,

/s/ Willis C. Moore, III

________________________________

Willis C. Moore, III

Executive Vice President and Chief Financial Officer

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Form 10-K/A: For the Fiscal Year Ended December 31, 2007

Executive Compensation, page 5

Annual Incentive Compensation, page 7

Q. 1.

We note your disclosure regarding your MIP. We note that awards granted under the MIP are determined based on quantitative corporate-wide and division goals, as well as management objectives, but we do not see sufficient discussion regarding these criteria. For example, in future filings, please disclose your target EBITDAR and provide more detail about the "key management objectives". Please refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

A.1.

In future filings, ITG will disclose the applicable target performance measures under its incentive plans and to provide appropriate additional detail about applicable “key management objectives” in accordance with Item 402(b)(2)(v) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 10

Q. 2.

We note that you have entered into a Separation Agreement with Mr. Smith, which you have not provided as an Exhibit to your 10-K/A or to your 8-K dated 4/18/08 in which you announced Mr. Smith's resignation. Please file this Separation Agreement in a future filing or advise us as to why you believe filing it is not necessary. Please refer to Item 601(b)(10) of Regulation S-K.

A.2.

The Separation Agreement with Mr. Gary L. Smith, which agreement was signed by the executive on April 17, 2008 and became effective on April 24, 2008, was filed as an Exhibit 10.1 to ITG’s Form 10-Q for the period ended June 30, 2008, the quarterly period during which that agreement was entered into and took effect.

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